EXHIBIT 99.4

Disclosure of Transactions in Own Shares

Paris, December 6, 2018 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 29, 2018 to December 5, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
29.11.2018	495,550	48.3545	23,962,072	XPAR
29.11.2018	59,979	48.3759	2,901,538	CHIX
29.11.2018	30,000	48.3760	1,451,280	TRQX
29.11.2018	30,000	48.3889	1,451,667	BATE
30.11.2018	389,427	48.8965	19,041,617	XPAR
30.11.2018	54,960	48.8842	2,686,676	CHIX
30.11.2018	30,000	48.9121	1,467,363	TRQX
30.11.2018	30,000	48.9270	1,467,810	BATE
03.12.2018	380,493	50.2048	19,102,575	XPAR
03.12.2018	786	50.8448	39,964	CHIX
03.12.2018	4,040	50.0536	202,217	TRQX
03.12.2018	3,835	50.0444	191,920	BATE
04.12.2018	634,099	49.6350	31,473,504	XPAR
04.12.2018	73,956	49.6146	3,669,297	CHIX
04.12.2018	31,205	49.6387	1,548,976	TRQX
04.12.2018	30,344	49.6304	1,505,985	BATE
05.12.2018	689,478	48.9767	33,768,357	XPAR
05.12.2018	183,501	48.9853	8,988,852	CHIX
05.12.2018	35,252	48.9863	1,726,865	TRQX
05.12.2018	61,080	48.9764	2,991,479	BATE
Total	3,247,985	49.1505	159,640,013

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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